UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

Orion Energy Systems, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

686275108

(CUSIP Number)

MR. DAVID L. KANEN

KANEN WEALTH MANAGEMENT, LLC

5850 Coral Ridge Drive, Suite 309

Coral Springs, FL 33076

(631) 863-3100

ANDREW M. FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2250

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 10, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 686275108

1	NAME OF REPORTING PERSON

PHILOTIMO FUND, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,530,887
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,530,887
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,530,887
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.7%
14	TYPE OF REPORTING PERSON

IA, PN

2

CUSIP No. 686275108

1	NAME OF REPORTING PERSON

PHILOTIMO FOCUSED GROWTH AND INCOME FUND
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		599,441
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

599,441
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

599,441
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.9%
14	TYPE OF REPORTING PERSON

IA, OO

3

CUSIP No. 686275108

1	NAME OF REPORTING PERSON

KANEN WEALTH MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO; AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

FLORIDA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,133,420
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,133,420
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,133,420
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.6%
14	TYPE OF REPORTING PERSON

IA, OO

4

CUSIP No. 686275108

1	NAME OF REPORTING PERSON

DAVID L. KANEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,133,420
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,133,420
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,133,420
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.6%
14	TYPE OF REPORTING PERSON

IN

5

CUSIP No. 686275108

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Philotimo were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The Shares purchased by PHLOX were purchased with the funds for the accounts of its customers (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The Shares purchased by KWM were purchased with the funds for the accounts of its customers (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The aggregate purchase price of the 1,530,887 Shares beneficially owned by Philotimo is approximately $2,576,482, including brokerage commissions. The aggregate purchase price of the 599,441 Shares beneficially owned by PHLOX is approximately $972,893, including brokerage commissions. The aggregate purchase price of the 3,092 Shares held in the Managed Account is approximately $5,120, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 32,292,974 Shares outstanding as of January 31, 2023 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 9, 2023.

A.	Philotimo
(a)	As of the close of business on April 12, 2023, Philotimo beneficially owned 1,530,887 Shares.

Percentage: Approximately 4.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,530,887
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,530,887
(c)	The transactions in the Shares by Philotimo since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
B.	PHLOX
(a)	As of the close of business on April 12, 2023, PHLOX beneficially owned 599,441 Shares.

Percentage: Approximately 1.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 599,441
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 599,441
6

CUSIP No. 686275108

(c)	The transactions in the Shares by PHLOX since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
C.	KWM
(a)	As of the close of business on April 12, 2023, KWM beneficially owned 2,133,420 Shares, consisting of (i) the 1,530,887 Shares owned directly by Philotimo, which KWM may be deemed to beneficially own as the general partner of Philotimo, (ii) the 599,441 Shares owned directly by PHLOX, which KWM may be deemed to beneficially own as the investment manager of PHLOX and (iii) 3,092 Shares held in the Managed Account.

Percentage: Approximately 6.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,133,420
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,133,420
(c)	KWM has not entered into any transactions in the Shares during the past sixty days.
D.	Mr. Kanen
(a)	As of the close of business on April 12, 2023, Mr. Kanen, as managing member of KWM, may be deemed to beneficially own the 2,133,420 Shares beneficially owned by KWM.

Percentage: Approximately 6.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,133,420
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,133,420
(c)	Mr. Kanen has not entered into any transactions in the Shares during the past sixty days.

KWM, in its role as investment manager to the Managed Account, to which it furnishes investment advice, and Mr. Kanen, as the managing member of KWM, may each be deemed to beneficially own shares of the Issuer’s Shares held in the Managed Account.

7

CUSIP No. 686275108

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 12, 2023

Kanen Wealth Management, LLC

By:	/s/ David L. Kanen
	Name:	David L. Kanen
	Title:	Managing Member

Philotimo Fund, LP

By:	Kanen Wealth Management, LLC, its general partner

By:	/s/ David L. Kanen
	Name:	David L. Kanen
	Title:	Managing Member

Philotimo Focused Growth and Income Fund

By:	Kanen Wealth Management, LLC, its investment adviser

By:	/s/ David L. Kanen
	Name:	David L. Kanen
	Title:	Managing Member

/s/ David L. Kanen
David L. Kanen

8

CUSIP No. 686275108

SCHEDULE A

Transactions in the Shares of the Issuer Since the Filing of Amendment No. 1 to the Schedule 13D

Nature of the Transaction	Amount of Shares Purchased/(Sold)	Price ($)	Date of Purchase/Sale

PHILOTIMO FUND, LP

Purchase of Common Stock	30,910	1.8221	03/10/2023
Purchase of Common Stock	2,581	1.8984	03/13/2023
Purchase of Common Stock	1,864	1.8955	03/15/2023
Purchase of Common Stock	1,508	1.8965	03/16/2023
Purchase of Common Stock	8,754	1.899	03/17/2023
Purchase of Common Stock	2,593	1.90	03/20/2023
Purchase of Common Stock	6,374	1.90	03/21/2023
Purchase of Common Stock	36,703	1.90	03/22/2023
Purchase of Common Stock	14,880	1.90	03/23/2023
Purchase of Common Stock	7,614	1.90	03/24/2023
Purchase of Common Stock	17,084	1.90	03/27/2023
Purchase of Common Stock	44,651	1.8885	03/28/2023
Purchase of Common Stock	190,388	1.8988	04/10/2023
Purchase of Common Stock	55,430	1.8734	04/11/2023

PHILOTIMO FOCUSED GROWTH AND INCOME FUND

Purchase of Common Stock	3,434	1.8221	03/10/2023
Purchase of Common Stock	286	1.8984	03/13/2023
Purchase of Common Stock	207	1.8955	03/15/2023
Purchase of Common Stock	167	1.8965	03/16/2023
Purchase of Common Stock	972	1.8990	03/17/2023
Purchase of Common Stock	288	1.9000	03/20/2023
Purchase of Common Stock	708	1.9000	03/21/2023
Purchase of Common Stock	4,078	1.9000	03/22/2023
Purchase of Common Stock	1,653	1.9000	03/23/2023
Purchase of Common Stock	846	1.9000	03/24/2023
Purchase of Common Stock	172	1.9000	03/27/2023
Purchase of Common Stock	4,961	1.8885	03/28/2023